EXHIBIT 99.3

                                    October 14, 2005


To the Members of the Board of Directors:

            As you know, we are substantial holders of the Company's common stock. We were surprised and disturbed by management's announcement earlier this week that they have precipitously entered into a definitive agreement for the sale of the Company at a price of $8.00 per share -- despite the legitimate concerns and objections expressed by major public shareholders like ourselves, and despite the existence of apparently superior alternatives. (In fact, one credible purchaser has already renewed its previous proposal to acquire the Company, at a significantly higher price that takes account of the "break-up" payments purportedly due from the Company under the terms of the pending transaction.)

            The Company's cursory press release, and public filings with the SEC, have done nothing to explain the Board's conduct or address shareholder concerns. On the contrary, the Company's brief comments raise more questions than they answer. How is management's belatedly disclosed rejection of at least two alternative proposals, for example, justified by the Chief Executive Officer's statement that "those proposals were received prior to the proposing parties having had an opportunity to review the agreement we are announcing today"? When and how should the alternative purchasers have had that opportunity? How does any of that explain the Board's apparent rejection, out-of-hand, of credible alternatives? More broadly, what process, if any, did the Board follow to fulfill its duty to seek the highest price for the Company and maximize value for all shareholders? And what is the Board doing now to respond to the superior proposals that may still be available despite the Board's apparent neglect of such alternatives in the past?

            We believe shareholders have a right to know, in detail, how this transaction came about, why the Board turned its back on superior alternatives, and what conflicts of interest may exist, directly or indirectly, on the part of officers, directors or stockholders. In our letter of October 7, we called on each of you, as fiduciaries for the public shareholders, to fully and fairly address these important matters. We repeat that demand and request that the Board meet with us now for that purpose.

            In the absence of any satisfactory response, we will have no choice but to pursue our legal rights and remedies in court, which we are prepared to do immediately if that is necessary to protect the interests of the public shareholders.

            We look forward as a matter of urgency to your prompt response.


                                          Very truly yours,